FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated November 25, 2014.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 25, 2014	By: /s/ Alon Levy
Alon Levy
VP General Counsel and Corporate Secretary

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel
____________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 30, 2014

To our Shareholders:

We cordially invite you to the Special General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, on December 30, 2014 at 2 p.m. local time for the following purposes:

1.	To elect Mr. Amir Ofek as a member of the Board of Directors until the Company’s next annual general meeting of shareholders and until his successor has been duly elected and qualified;

2.	Subject to his election under Item 1, to approve a grant of options to Mr. Amir Ofek upon commencement of his term of service;

3.	To elect Ms. Dafna Cohen as an external director effective as of December 31, 2014 for a three-year term; and

4.	Subject to her election under Item 3, to approve a grant of options to Ms. Dafna Cohen upon commencement of her term of service.

Our Board of Directors recommends that you vote “FOR” all proposals under Items 1 through 4, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, December 1, 2014, are entitled to notice of and to vote at the special meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the meeting.  Only proxies that are received at the address first indicated above no later than 2 p.m. Israel time, on December 28, 2014, will be deemed received in a timely fashion and the votes therein recorded. If you attend the meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. Shareholders may send the Company position papers no later than December 11, 2014.

According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the Ordinary Shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide the Company, prior to the meeting, with a certification confirming his ownership of the Ordinary Shares on the record date. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request is submitted with respect to a specific securities account.

By Order of the Board of Directors, Dov Baharav Chairman of the Board of Directors

November 25, 2014

- ii -

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel
______________________

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 30, 2014

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel, on December 30, 2014, at 2 p.m. local time, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders (the "Meeting").

The Notice of Meeting, this proxy statement (the “Proxy Statement”) and the enclosed proxy card are being mailed to our shareholders on or about December 3, 2014.

Purpose of the Special General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters: (i) election of Mr. Amir Ofek as a member of the Board of Directors until the Company’s next annual general meeting of shareholders and until his successor has been duly elected and qualified; (ii) subject to his election under Item 1, approval of a grant of options to Mr. Amir Ofek upon commencement of his term of service; (iii) election of Ms. Dafna Cohen as an external director effective as of December 31, 2014 for a three-year term; and (iv) subject to her election under Item 3, approval of a grant of options to Ms. Dafna Cohen upon commencement of her term of service.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on December 1, 2014, are entitled to notice of, and to vote at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by proxy:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 2 p.m. Israel time, on December 28, 2014, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means.  We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received, no later than 2 p.m., Israel time, on December 28, 2014, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219 or at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

Required Votes

Each of our ordinary shares is entitled to one vote on each matter to be voted on at the Meeting.

The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, is required to adopt proposal 3, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution (excluding personal interest that does not stem from the  relations with the controlling shareholder) are voted in favor of the resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution and are voted against the resolution does not exceed two percent of the outstanding voting power in the Company.

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Meeting, in person or by proxy, is required to adopt proposals 1, 2 and 4 to be presented at the Meeting.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders, holding shares conferring in the aggregate at least 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of November 20, 2014, the Company had 42,617,899 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

I.  ELECTION OF A DIRECTOR
(Item 1 on the Proxy Card)

Each of our directors, with the exception of our external directors, serves from the annual general meeting in which he or she was appointed until the next annual general meeting and until that director’s successor is appointed, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

Under the Company’s Articles of Association, the number of members of the Board of Directors shall be not less than five (5) and not more than nine (9). The general meeting of our shareholders has set the current number of directors at eight (8), of which two (2) are external directors.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Following the resignation of Mr. Jeremy Blank from the Board of Directors, our Board has nominated Mr. Amir Ofek for election to our Board of Directors.

In accordance with Israel’s Companies Law, Mr. Ofek has certified to us that he meets all the requirements of Israel’s Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the company, taking into account the company’s size and special needs.

We are unaware of any reason why the nominee, if elected, should be unable to serve as a director. The nominee stipulated below has advised our Board of Directors that he intends to serve as director if elected.

Nominee for the Board of Directors of the Company

It is proposed that at the Meeting Mr. Amir Ofek be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.  Set forth below is information about Mr. Ofek, including principal occupation, business history and any other directorships held.

Amir Ofek (38) is a partner at Baharav Ventures Ltd. (“BVL”), a company wholly owned by our Chairman of the Board of Directors, Mr. Baharav. Mr. Ofek serves as director on the board of Cyberint Inc. a provider of cybersecurity services and products solutions, since September 2014. Prior to joining BVL, Mr. Ofek worked at Amdocs Inc., or Amdocs, the leading BSS/OSS provider, from 2006 to 2014, where he served as VP Client Business Executive SingTel Group at Amdocs, based in Singapore from 2009. Prior to this role, Mr. Ofek served as Director of Management Services at Amdocs from 2007 to 2009 and in the Corporate Strategy unit from 2006 to 2007. Before joining Amdocs in 2006, Mr. Ofek worked for Elbit Systems Ltd., a leading aerospace defense company, from 2001 to 2005. Mr. Ofek holds a BSc. degree (Cum Laude) in Industrial Engineering and Management, majoring in Information Systems from the Technion- Israel Institute of Technology and an M.B.A. degree from INSEAD.

If Mr. Ofek is appointed as a director of the Company, his compensation as a director will be paid by the Company to BVL, Mr. Ofek’s employer.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect Mr. Amir Ofek as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the election of the director nominee named above.

The Board of Directors recommends a vote FOR the foregoing resolution.

II.   APPROVAL OF GRANT OF OPTIONS TO MR. AMIR OFEK UPON
COMMENCEMENT OF HIS TERM OF SERVICE
(Item 2 on the Proxy Card)

Under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires approval of the Compensation and Stock Option Committee, the Board of Directors and shareholders’ approval.

In addition to the cash compensation paid to our directors, our serving directors were each granted options to purchase 50,000 of our ordinary shares upon their appointment or upon their re-appointment as directors of the Company (except for our Chairman of the Board).

Our Compensation and Stock Option Committee and Board of Directors approved and recommended that our shareholders approve the grant of options to purchase 50,000 of our ordinary shares to Mr. Amir Ofek upon commencement of his term of service as our director.

Pursuant to the terms of our Compensation Policy for executive officers and directors, the exercise price of the options to be granted to our directors will not be less than 8% over the closing price of the Company’s ordinary shares on NASDAQ on the last trading day prior to the grant date, which reflects the Board’s view of the appropriate exercise price of options to be granted to the directors. Accordingly, it is proposed that the exercise price of the options to be granted to Mr. Ofek will be equal to 8% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on the last trading day prior to the grant date.

Similar to previous grants of options to other Company directors, the options will vest and become exercisable quarterly over a three year period so long as Mr. Ofek continues to serve in office, and will be exercisable for 12 months following cessation or termination of his service (other than for cause).

The cash compensation and options, will be paid and granted to BVL, as described in Item 1 above.

The above proposed grant of options is in compliance with Company’s Compensation Policy for executive officers and directors.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to his election under Item 1, to approve a grant of options to Mr. Amir Ofek upon commencement of his term of service as set forth in this Proxy Statement.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

III.   ELECTION OF AN EXTERNAL DIRECTOR
 (Item 3 on the Proxy Card)

Under the Israeli Companies Law, public companies are required to appoint at least two external directors who must meet specified standards of independence. An external director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the Israeli Companies Law and the regulations promulgated thereunder.

Dr. Leora Meridor and Dr. Zvi Lieber currently serve as external directors of the Company, and their terms of service terminate on December 30, 2014 and on May 27, 2017, respectively. Dr. Meridor has served as an external director for a term of nine years and is not seeking re-election. It is proposed that at the Meeting, Ms. Dafna Cohen be appointed to serve as an external director for a three-year term commencing on December 31, 2014.

In accordance with Israel’s Companies Law, Ms. Dafna Cohen has certified to us that she meets all the requirements of Israel’s Companies Law for election as an external director, and possesses the necessary qualifications and has sufficient time, to fulfill her duties as an external director of the company, taking into account the company’s size and special needs.

Following is Ms. Dafna Cohen’s biographical information:

Dafna Cohen (44) is a financial and business advisor. Ms. Cohen has served as a member of board of directors of Formula Systems (1985) Ltd since 2009 (NASDAQ and TASE) and as a member of boards of directors of XTL Biopharmaceuticals Ltd  since 2009 (NASDAQ and TASE). Ms. Cohen served as Director of Global Treasury of MediaMind Technologies Inc. (previously traded on NASDAQ) and as a member of Investment committee of the Board from 2010 to 2011. Prior to that, Ms. Cohen served as a Director of Investments and as a Treasurer of Emblaze Ltd. and as a member of Investment committee of the Board from 2005 to 2009 (London Stock Exchange). Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners, a wholly owned subsidiary of Bank Leumi  and as a manager at the derivatives sector of the Investment Division of Bank Leumi. Ms. Cohen  previously served as a member of boards of directors of Europort LTD from 2012 to 2014 (TASE) and of Inventech Central LTD from 2011 to 2012 (TASE).  Ms. Cohen previously served as a member of Investment committee of: Matrix ltd (TASE) and Magic Software Enterprises Ltd. (NASDAQ and TASE). Ms. Cohen holds an M.B.A. in finance and accounting and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

At least one external director must have “accounting and financial expertise” and any other external director must have either ‘‘accounting and financial expertise’’ or “professional qualification” as such terms are defined by regulations promulgated under the Israeli Companies Law.  Our Board of Directors has determined that our continuing external director, Dr. Zvi Lieber, as well as our external director nominee, Ms. Dafna Cohen, meet the criteria defined in the Companies Law and the regulations promulgated thereunder for “accounting and financial expertise”.

Our Board of Directors has determined that Dr. Lieber and our external director nominee, Ms. Cohen, each qualify to serve as the “Audit Committee’s financial expert”, as required by the rules of the SEC and NASDAQ. If elected, Ms. Cohen will be appointed member of our Board’s Audit Committee and Compensation and Stock Option Committee, in accordance with the requirements of Israel’s Companies Law.

The Company’s Board of Directors proposes to appoint Ms. Dafna Cohen to serve as our external director commencing on December 31, 2014.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to elect Ms. Dafna Cohen to serve as an external director commencing as of December 31, 2014 for a three-year term.”

The approval of this Item 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not Controlling shareholders and do not have a Personal Interest in the resolution (excluding personal interest that does not stem from the  relations with the controlling shareholder) are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a Personal Interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means having the ability to direct the acts of the Company, except for an ability that stems from the fulfillment of his or her duty as a director or as a holder of any other position at the Company.

“Personal Interest” is defined as a  person’s personal interest in the approval of an act or a transaction of the Company, including: (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a person or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the mere holding of shares in the Company or in a body corporate.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal 3 and whether he, she or it is a Controlling shareholder.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.   APPROVAL OF GRANT OF OPTIONS TO MS. DAFNA COHEN UPON
COMMENCEMENT OF HER TERM OF SERVICE
 (Item 4 on the Proxy Card)

In addition to the cash compensation paid to our external directors, our current external directors were each granted options to purchase 50,000 of our ordinary shares upon their appointment or re-appointment as an external director of the Company.

Our Compensation and Stock Option Committee and Board of Directors approved and recommended that our shareholders approve the grant of options to purchase 50,000 of our ordinary shares to Ms. Dafna Cohen upon commencement of her term of service as our external director. Pursuant to the Companies Regulations, since Ms. Cohen is qualified as an external director who has accounting and financial expertise, she may be granted equity based compensation, which compensation may not be greater than 33% over the average compensation granted to the “other directors” of the Company (as defined in the Companies Regulations). The grant of options to Ms. Cohen is in compliance with the foregoing regulations.

Pursuant to the terms of our Compensation Policy for executive officers and directors, adopted by our shareholders on September 11, 2013, the exercise price of the options to be granted to our directors may not be less than 8% over the close price of the Company’s ordinary shares on NASDAQ on the last trading day prior to the grant date, which reflects the Board’s view of the appropriate exercise price of options to be granted to the directors and external directors. It is proposed that, similar to the grant of options to Dr. Lieber upon commencement of his term as an external director, the exercise price of the options to be granted to Ms. Cohen  will be equal to 8% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on the last trading day prior to the grant date.

Similar to previous grants of options to other directors, including external directors, the options will vest and become exercisable quarterly over a three year period so long as Ms. Cohen  continues to serve in office, and will be exercisable for 12 months following cessation or termination of her service (other than for cause).

The above proposed grant of options is in compliance with Company’s Compensation Policy for executive officers and directors.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, subject to her election under Item 3, to approve a grant of options to Ms. Dafna Cohen upon commencement of her term of service as set forth in this Proxy Statement.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

ADDITIONAL INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of November 20, 2014 (including options exercisable within 60 days from the date hereof) by: (i) each person who is known to us to be the beneficial owner of more than 5% of our ordinary shares; and (ii) all directors and officers as a group.  The information in this table is based on 42,617,899 ordinary shares outstanding as of November 20, 2014. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (1)
FIMI Funds (2)	9,842,990	23.1%
York Capital Management (3)	5,166,348	12.1%
Itshak Sharon (Tshuva) (4)	2,802,901	6.6%
Meitav Dash Investments Ltd. (5)	2,725,881	6.4%
All officers and directors as a group (17 persons)	2,227,387	5.2%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission in the US and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
Based on a Schedule 13D/A filed on September 17, 2014 and information provided to the Company, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds" and together with the FIMI IV Funds, the "FIMI Funds"), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 9,842,990 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. These holdings include options to purchase 66,666 ordinary shares held by FIMI IV 2007 Ltd., which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Boehm, as members of our Board (out of the 50,000 options granted to FIMI IV 2007 Ltd. in connection with each of Mr. Davidi’s and Mr. Boehm’s services as our directors).

On October 24, 2014 the above entities and Mr. Davidi filed a Schedule TO with respect to the offer by FIMI Funds to purchase 5,166,348 outstanding ordinary shares, nominal (par) value NIS 0.20 per share (the “Shares”), of the Company, at $4.95 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions of such offer. The initial period of the offer will expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on November 25, 2014, unless the initial period of the offer is extended.

The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

(3)
The information in this table is based on information provided to the Company and in the Schedule 13D/A filed on September 18, 2014 by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”) with respect to: (i) 364,222 ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership; (ii) 3,534,621 ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; (iii) 191,523 ordinary shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership; (iv) 410,749 ordinary shares directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership; (v) 355,343 ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; and (vi) 309,890 ordinary shares directly owned by an  account managed by York Managed Holdings, LLC (such account, the “Managed Account”). YGA, the sole managing member of the general partner of each of the entities numbered (i)-(v) above and the sole managing member of York Managed Holdings, LLC, exercises investment discretion over such investment funds and the Managed Account.  The principal business address of each of these entities is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York, 10153. James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

(4)
Based on a Schedule 13G filed on March 7, 2013 by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd. and information provided to us by the shareholders as of November 4, 2014. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (“the Subsidiaries”) as follows: (i)  57,244 ordinary shares owned by Excellence Gemel & Pension; (ii) 55,191 ordinary shares owned by Excellence Karnot Neemanut; (iii) 1,001,890 ordinary shares owned by Excellence Teudot Sal; (iv) 99,052 ordinary shares owned by Phoenix – Nostro; (v) 350,269 ordinary shares owned by Phoenix Gemel & Pension; and (vi) 1,239,255 ordinary shares owned by Phoenix – Mishtatef. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 42504, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5)
Based on a Schedule 13G filed on June 9, 2014 and information provided to us by the shareholder as of November 3, 2014, Meitav Dash Investments Ltd. (“Meitav”) is controlled by: (1) BRM Group Ltd. (“BRM Group”) which holds Meitav’s shares through BRM Finance Ltd., a wholly owned subsidiary of BRM Group. The shareholders of BRM Group are Messrs. Eli Barkat, Nir Barkat (Messrs. Eli Barkat and Nir Barkat are brothers) and Yuval Rakavy, each holds 33.3% through his controlled companies; and (2) Mr. Zvi Stepak who holds Meitav’s shares through Maya holdings (Ye'elim) Ltd. (“Maya holdings”) a company which he controls and Nili (Amir) Holdings Ltd. (a wholly owned subsidiary of Maya Holdings). Meitav holds2,725,881  ordinary shares as follows: (i) 528,696 ordinary shares owned by Mutual Funds of Meitav DS Investments LTD group; (ii) 1,114,486 ordinary shares owned by Provident Funds of Meitav DS Investments LTD group; and (iii) 1,082,699 ordinary shares owned by ETF’s of Meitav DS Investments LTD group. The principal business address of Meitav is 30 Derekh Sheshet Ha-yamim, Bene-Beraq, Israel.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or to specified individual directors to the attention of:

Yael Shofar
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 4913020 Israel
Email: YaelSh@gilat.com

           Our Associate General Counsel will deliver any shareholder communications to the specified individual director, if so addressed, or otherwise to one of our directors who can address the matter.

GILAT SATELLITE NETWORKS LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dov Baharav, Michal Lavee Machlav, Yael Shofar and Tal Vilnai, or any of them, attorneys or attorney- in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Special General Meeting of Shareholders of the Company to be held on Tuesday, December 30, 2014 at 2 p.m. (local time) at the offices of the Company, 21 Yegia Kapayim  Street,  Kiryat Arye,  Petach  Tikva  4913020,  Israel,  and  at  any  adjournment  or  adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Special General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE APPROVAL OF THE PROPOSALS TO BE BROUGHT BEFORE THE MEETING.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

December 30, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.gilat.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE PROPOSALS IN ITEMS 1 THROUGH 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   ☒

			FOR	AGAINST	ABSTAIN
Item 3 requires an indication of "Personal Interest" in the resolution and whether the undersigned is a "Controlling" shareholder (as such terms are defined under the Israeli Companies Law).	(1)	To elect Mr. Amir Ofek as a member of the Board of Directors until the Company's next annual general meeting of shareholders and until his successor has been duly elected and qualified.	☐	☐	☐
			FOR	AGAINST	ABSTAIN
For information regarding the definition of "Personal Interest" and "Controlling", please see the explanation in Proposal III of the Proxy Statement.	(2)	Subject to his election under Item 1, to approve a grant of options to Mr. Amir Ofek upon commencement of his term of service.	☐	☐	☐
			FOR	AGAINST	ABSTAIN
	(3)	To elect Ms. Dafna Cohen as an external director effective as of December 31, 2014 for a three-year term.	☐	☐	☐
			YES	NO
		DO YOU HAVE A PERSONAL INTEREST IN ITEM 3 ABOVE?	☐	☐
		ARE YOU A CONTROLLING SHAREHOLDER?	☐	☐
			FOR	AGAINST	ABSTAIN
	(4)	Subject to her election under Item 3, to approve a grant of options to Ms. Dafna Cohen upon commencement of her term of service.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person